SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 8, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

Registered with the Superintendency of Corporations on June 23, 1943 under No. 284, Page 291, Book 46, Volume A, hereby calls its shareholders to attend a General Ordinary and Extraordinary Shareholders’ Meeting to be held on December 12, 2019, at 11:00 noon, at Bolivar 108, 1 Floor, City of Buenos Aires, its registered office, to deal with the following Agenda:

1.
APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
2.
CONSIDERATION OF THE AMENDMENT OF SECTION TWELVETH OF THE BYALWS.
3.
DETERMINATION OF THE NUMBER AND CONSIDERATION OF APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS.
4.
APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
5.
AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires (4323-4000) from 10:00 am to 3:00 pm no later than December 06, 2019. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Upon dealing with item 2, the Shareholders’ Meeting will qualify as an extraordinary meeting and a 60% quorum will be required. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are registered and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the shareholders’ Meeting as representative of any shareholder, including their capacity. Pursuant to the provisions of Section 22, Chapter II, Title II of the CNV Rules (RG 687 revision) the following information of the owner of the shares must be informed: name and surname or full corporate name; type and numer of identity document of natural persons or registration data of legal personas by individualizing the Registry to which they are registered and their jurisdiction; address with indication of its character. Identical data must be provided by the representative of the holder od the shares attending the Assembly as the representative of the holder od the shares, adding the character of the representation. Pursuant to the provisions of Arts. 24, 25 and 26, Cap. II, Title II of the Rules of the National Securities Commission, shareholders, be they legal entities or other legal structures, must inform the company of their final beneficiaries indicating the name and surname, nationality, real address, date of birth, national document of identity or passport, CUIT, CUIL or other form of tax identification and profession. Messrs. Shareholders are reminded that compliance with arts. 24, 25 and 26, Chapter II, Title II of the CNV Rules regarding the duty to inform the final beneficiary and the requirements for participation in the Assembly and the effective attendance thereof. Eduardo Sergio Elsztain. Chairman.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: November 8, 2019